Exhibit 99.1

Sundial obtains Health Canada approval to further expand production capacity and allow processing

CALGARY, Aug. 12, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce that it has received amendments to its Standard Cultivation and Standard Processing licences from Health Canada for an additional 115,000 square feet of cannabis cultivation at its flagship facility in Olds, Alberta. The newly licensed space includes 34 additional purpose-built modular rooms for the cultivation of premium cannabis, almost doubling the total number of flowering rooms to 74 in Olds.

"Our master growers and expert staff have successfully completed more than 150 harvests. We are very excited about the premium quality and industry leading yields our state-of-the-art facility in Olds is producing," said Torsten Kuenzlen, Chief Executive Officer of Sundial. "The additional flowering rooms will further accelerate our production capacity, allowing us to expand into more provinces and provide our high-quality cannabis to a wider consumer base."

Once fully constructed, licensed and operational, the Olds facility will comprise approximately 450,000 square feet, including 114 revenue-generating flowering rooms. Combined, Sundial's facilities in Olds and Rocky View, Alberta, have already produced over 15,000 kgs of small-batch cannabis to date. Sundial's third Canadian site, which is under construction in Merritt, British Columbia, is scheduled to be operational in the first quarter of 2020.

Sundial also obtained a Standard Processing Licence from Health Canada. This new licence permits the Company to produce all current and anticipated new product formats, which will be legalized on October 17, 2019. The Standard Processing Licence is an important step towards bringing these additional product formats to market.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers

CNW 08:00e 12-AUG-19